UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rosendo G. Parra
   One Dell Way
   TX, Round Rock 78682
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, U.S. Public
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |7/3/ 2|M   | |2400              |A  |$9.26      |                   |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |7/3/ 2|S   | |2400              |D  |$26.55     |500864 1           |D     |                           |
                           |001   |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |18020              |I     |Employer 401(k) Plan       |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Nonqualified Stock Opt|$1.446  |     |    | |           |   |2    |7/11/|Common Stock|       |       |64000       |D  |            |
ions                  |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |7/3/ |M   | |2400       |D  |3    |7/18/|Common Stock|2400   |N/A    |38400       |D  |            |
ions                  |        |2001 |    | |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$28.899 |     |    | |           |   |4    |7/17/|Common Stock|       |       |86520       |I  |By Family L.|
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |P.          |
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Nonqualified Stock Opt|$37.5938|     |    | |           |   |5    |8/22/|Common Stock|       |       |100000      |D  |            |
ion                   |        |     |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nonqualified Stock Opt|$30.43  |     |    | |           |   |6    |3/26/|Common Stock|       |       |60332       |D  |            |
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$37.5938|     |    | |           |   |7    |8/22/|Common Stock|       |       |100000      |D  |            |
ions                  |        |     |    | |           |   |     |2010 |            |       |       |            |   |            |
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Nnonqualified Stock Op|$43.438 |     |    | |           |   |8    |3/02/|Common Stock|       |       |350000      |D  |            |
tions                 |        |     |    | |           |   |     |10   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$44.6875|     |    | |           |   |9    |9/23/|Common Stock|       |       |53706       |D  |            |
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$45.90  |     |    | |           |   |10   |3/24/|Common Stock|       |       |32679       |D  |            |
ions                  |        |     |    | |           |   |     |10   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$44.6875|     |    | |           |   |11   |9/23/|Common Stock|       |       |35804       |I  |By Family L.|
ions                  |        |     |    | |           |   |     |09   |            |       |       |            |   |P.          |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents 318,784 non-restricted shares and 182,080 restricted shares to vest according to the following schedule: 45,760 shares on 7/24/01 and 45,440 shares on 7/24/02 and 90,880 shares on 1/1/02.
2. Exercisable on 7/11/2001.
3. Exercisable in accordance with the following schedule: 19,200 shares on 7/18/2001 and 7/18/2002.
4. Exercisable in accordance with the following schedule: 17,304 shares on 7/17 of each year from 2002 through 2006.
5. Exercisable according to the following schedule: 20,000 shares on 8/22 of each year from 2003 through 2007.
6. Exercisable according to the following schedule: 15,083 shares on 3/26/00 and 3/26/01 and 30,166 shares on 3/26/02.
7. Exercisable according to the following schedule: 20,000 shares on 8/22 of each year from 2001 through 2005
8. Exercisable according to the following schedule: 70,000 shares on 3/2 of each year from 2001 through 2005
9. Exercisable according to the following schedule: 17,905 shares on 9/23/02, 17,900 shares on 9/23/03 and 17,901 shares on 9/23/04.
10. Exercisable according to the following schedule: 8,169 shares on 3/24/01, 8,170 shares on 3/24/2002 amd 16,340 shares on 3/24/2003.
11. Exercisable according to the following schedule: 17,902 shares on 9/23/00 and 9/23/01.